# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Shopstr Markets Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    July 31, 2025

*Physical address of issuer*
715 2nd Ave N, Apt 107, Seattle, WA 98109

*Website of issuer*
https://shopstrmarkets.com

*Name of intermediary through which the Offering will be conducted*
Timestamp Portal LLC

*CIK number of intermediary*
0001994829

*SEC file number of intermediary*
007-00456

*CRD number, if applicable, of intermediary*
329474

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
A cash success fee equal to 5% of the amount raised in the Offering.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
Securities in an amount fee equal to 2% of the total Securities sold in the Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
BitGo Trust Company, Inc.

*Type of security offered*
Units of SAFE (Simple Agreement for Future Equity)

*Target number of Securities to be offered*
63,000

*Price (or method for determining price)*
$1.00

*Target offering amount*
$63,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other

*Maximum offering amount (if different from target offering amount)*
$124,000.00

*Deadline to reach the target offering amount*
May 31, 2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
2

| | Most recent fiscal year-end (July 31, 2025, to November 5, 2025) | Prior fiscal year-end (2024) |
|---|---|---|
| **Total Assets** | $122,486.06 | N/A |
| **Cash & Cash Equivalents** | $32.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $0.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $32.00 | N/A |
| **Cost of Goods Sold** | $0.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | -$30,178.84 | N/A |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXPLANATORY NOTE**

This Amendment No. 1 to the Offering Statement on Form C (this Form C/A") amends the Company's previously filed Offering Statement to update certain offering terms, including valuation caps applicable to specified investment tiers. No other information in the Offering Statement has been amended.

Investors who have previously made investment commitments will be required to reconfirm their investment within five business days of the date of this amendment.

**February 5, 2026**

**FORM C/A**

**Up to $124,000.00**

**Shopstr Markets Inc.**



**Units of SAFE (Simple Agreement for Future Equity)**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Shopstr Markets Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shopstr Markets Inc. Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $63,000.00 and up to $124,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $210.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Timestamp Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash success fee equal to 5% of the amount raised in the Offering and securities in an amount equal to 2% of the total Securities sold in this Offering.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $210.00 | $10.50 | $199.50 |
| **Aggregate Minimum Offering Amount** | $63,000.00 | $3,150.00 | $59,850.00 |
| **Aggregate Maximum Offering Amount** | $124,000.00 | $6,200.00 | $117,800.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants. (2) The Intermediary will also receive securities in an amount equal to 2% of the total Securities sold in the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://shopstrmarkets.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is February 5, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION

CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

BITGO TRUST COMPANY, INC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

***Forward Looking Statement Disclosure***

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements*

*by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://shopstrmarkets.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Shopstr Markets Inc. (the "Company") is a Delaware Corporation, formed on July 31, 2025.

The Company is located at 715 2nd Ave N, Apt 107, Seattle, WA 98109.

The Company's website is https://shopstrmarkets.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

We provide marketplaces to facilitate the sale of goods and services for local producers and artisans to sell directly to their communities. We charge a voluntary take rate and delivery fee for our services which our clients and/or their customers pay upon each sale of their products.

**The Offering**

| | |
|---|---|
| **Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered** | 63,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)** | 63,000 |
| **Maximum amount of Units of SAFE (Simple Agreement for Future Equity)** | 124,000 |
| **Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)** | 124,000 |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $210.00 |
| **Offering deadline** | May 31, 2026 |
| **Use of proceeds** | See the description of the use of proceeds on page 28 hereof. |
| **Voting Rights** | See the description of the voting rights on page 39 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***To date, we have generated minimal revenue, do not foresee generating any substantial revenue in the near future and therefore rely on external financing.***
We are a startup Company, and our business model currently focuses on increasing gross merchandise volume and onboarding local producers and artisans rather than generating revenue. We charge a voluntary take rate and delivery fee for our marketplace services, but adoption remains limited. While we intend to generate meaningful revenue in the future as more producers are onboarded, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, platform development and producer onboarding) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 12 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our marketplace infrastructure, producer network, marketing operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our marketplace operations and geographic reach;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of platform development activities;

- The need to respond to technological changes in the Nostr protocol, Bitcoin network, and increased competition;

- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;

- The cost and delays in platform development that may result from changes in regulatory requirements applicable to our marketplace, Bitcoin transactions, or food products sold through our platform;

- Sales and marketing efforts to onboard new producers and attract customers;

- Unforeseen difficulties in establishing and maintaining an effective producer and customer network; and

- Lack of demand for and market acceptance of our marketplace and the Nostr protocol.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or platform capabilities or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

We were incorporated under the laws of Delaware on July 31, 2025. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of our marketplace platform, producer network, and corresponding customer base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of meaningful revenues from marketplace operations, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates negligible sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or commercialization programs, platform launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***Our management team has limited experience in the decentralized marketplace and e-commerce industry and has not managed a business with similar risks and challenges specific to our business.***

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The Company operates in a nascent industry combining decentralized protocols (Nostr), cryptocurrency payments (Bitcoin), and local commerce, a combination that presents unique operational and regulatory challenges. The ineffective management of our business will have a negative effect on our results of operations.

***The development and commercialization of our marketplace platform and services are highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major e-commerce companies such as Amazon, eBay, Etsy, Facebook Marketplace, and Craigslist, as well as local food delivery platforms and farm-to-table services. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing established e-commerce products and services and thus may be better equipped than us to develop and commercialize marketplace platforms. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies, including other Nostr-based projects and Bitcoin commerce platforms, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our marketplace will achieve initial market acceptance and our ability to generate meaningful additional revenues from our platform.

***We depend on third-party service providers and technology infrastructure for critical marketplace functions.***

We depend on third-party service providers for a variety of services essential to our marketplace operations. In particular, we rely on:

- Nostr relay operators to transmit and store marketplace listings and communications;

- Bitcoin network infrastructure for payment processing;

- Cloud hosting providers for our web applications and client interfaces;

- Third-party software libraries and open-source projects for platform functionality.

In certain instances, we rely on single or limited-service providers because the relationship is advantageous due to quality, capabilities, or lack of alternative sources. If any of these services are interrupted, experience performance degradation, or become unavailable, we could experience disruptions in marketplace operations. Such interruptions could result in our inability to process transactions, damage our reputation and user relationships, and adversely affect our business.

***We depend on the continued development and adoption of the Nostr protocol.***

Our marketplace is built on the Nostr protocol, an open-source, decentralized protocol for social media and communications. The Nostr protocol is relatively new and its continued development, maintenance, and adoption are not guaranteed. The protocol relies on volunteer developers and community support. If the Nostr protocol fails to gain broader adoption, experiences critical security vulnerabilities, undergoes changes incompatible with our marketplace implementation, or ceases to be actively maintained, our business could be materially and adversely affected. We have limited ability to control the development direction of the Nostr protocol or ensure its continued viability.

***Our reliance on Bitcoin for payment processing creates unique risks and limitations.***

Our marketplace facilitates transactions using Bitcoin, which creates several unique risks:

- Price Volatility: Bitcoin's value can fluctuate dramatically in short periods, which may affect the willingness of users to transact and may impact our revenue calculations and financial reporting.

- Transaction Costs: Bitcoin network transaction fees can vary significantly based on network congestion, potentially making small transactions uneconomical.

- Technical Complexity: Many potential users may be unfamiliar with Bitcoin wallets, private key management, and cryptocurrency transactions generally, which may limit our addressable market.

- Irreversibility: Bitcoin transactions are generally irreversible, which may create challenges for dispute resolution and refund processing.

- Network Reliability: Delays or congestion on the Bitcoin network could affect transaction confirmation times and user experience.

***The Company holds Bitcoin as a significant corporate asset, which subjects the Company to cryptocurrency volatility and custody risks.***
A significant portion of the Company's assets are held in Bitcoin. The value of Bitcoin has been and may continue to be highly volatile. A substantial decrease in Bitcoin's value could materially reduce the Company's total assets, working capital, and ability to fund operations. Additionally, holding Bitcoin requires secure custody practices. While the Company has adopted custody policies and utilizes secure storage methods, the loss, theft, or inaccessibility of the Company's Bitcoin holdings, whether due to technical failures, security breaches, loss of private keys, or other events, could result in permanent and total loss of those assets with no recourse.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Cristian Alvarez-Hernandez and Sofia Marin Perez who are CEO and CMO of the Company, respectively. The Company has or intends to enter into employment agreements with Cristian Alvarez-Hernandez and Sofia Marin Perez, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Cristian Alvarez-Hernandez and Sofia Marin Perez or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on Cristian Alvarez-Hernandez and Sofia Marin Perez in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Cristian Alvarez-Hernandez and Sofia Marin Perez die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Products sold through our marketplace by third-party producers may be subject to quality, safety, and regulatory concerns.***
Our marketplace facilitates the sale of physical goods, including food products such as raw milk, farm products, and artisanal goods, by independent local producers and artisans. We do not manufacture, process, or directly control the quality of these products. Producers listing on our

marketplace are responsible for compliance with applicable food safety regulations, licensing requirements, and product quality standards. However, if products sold through our marketplace cause illness, injury, or fail to meet regulatory requirements, we may face:

- Reputational damage and loss of customer and producer trust;

- Regulatory scrutiny, investigations, or enforcement actions;

- Potential legal liability, even if we did not produce the goods;

- Platform shutdowns or restrictions in certain jurisdictions.

Certain products that may be sold on our marketplace, such as raw milk and other unprocessed foods, are subject to varying and sometimes conflicting regulations across different states and localities. Some products may be legal to sell in certain jurisdictions but prohibited in others. The regulatory landscape for such products is complex and evolving, which creates compliance challenges for both our producers and our platform.

***We may be deemed to facilitate transactions in regulated products and could face regulatory enforcement.***
Although we do not directly sell products, our marketplace facilitates transactions between producers and consumers. Regulatory agencies may take the position that our platform has obligations with respect to products sold through it, particularly for regulated categories such as food products, alcohol (if any), or other controlled goods. We may be required to implement verification systems, restrict certain product categories, or limit operations in certain jurisdictions. Failure to comply with applicable regulations could result in fines, penalties, injunctions, or required changes to our business model.

***The United States tax rules applicable to an investment in the Securities and the underlying Bitcoin are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.***
The tax rules applicable to the Securities and the underlying Bitcoin held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoin. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

***Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoin or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.***
Until recently, relatively limited regulatory attention was directed toward Bitcoin and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoin has grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, SEC, CFTC, and the IRS) have examined the operations of the Bitcoin network, Bitcoin users and exchanges. Various state regulators have also initiated examinations of Bitcoin businesses. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that future regulatory actions or policies limit the ability to exchange Bitcoin or

utilize it for payments, the demand for Bitcoin may decrease, which could negatively affect our business model and decrease the value of the Securities.

***Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions.***

Various foreign jurisdictions may adopt laws, regulations or directives that affect the Bitcoin network and its users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoin by users, merchants and service providers. We are not able to predict the effect of any future regulatory change on the Company or Bitcoin, but such change could be substantial and adverse to the Company or the value of the Securities.

***It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin in one or more countries or jurisdictions.***

Although currently Bitcoin is not regulated or is lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restrict the right to acquire, own, hold, sell or use Bitcoin or to exchange Bitcoin for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors or may adversely affect an investment in the Company.

***The Company may be deemed a "money transmitter" or "money services business."***

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states require businesses that transmit money or facilitate cryptocurrency transactions to register as money transmitters, which may impose additional licensing requirements and compliance costs.

***Our decentralized marketplace model may create challenges for regulatory compliance and could attract scrutiny.***

Our marketplace is designed to operate in a decentralized, permissionless manner using the Nostr protocol. This design philosophy, while offering benefits in terms of censorship resistance and user autonomy, may create challenges in implementing traditional compliance mechanisms such as identity verification, transaction monitoring, and content moderation. Regulatory agencies may view this model unfavorably or require us to implement controls that are inconsistent with our decentralized approach. We may face difficult choices between maintaining our product vision and complying with regulatory requirements.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, particularly with respect to the tax treatment of Bitcoin and cryptocurrency transactions. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

### *We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

### *The Company has indicated that it has engaged in certain transactions with related persons.*

Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

### *Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

Like others in our industry, we face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, because our platform involves cryptocurrency transactions and digital wallets, we may be particularly attractive targets for hackers. A successful cyber-attack could result in:

- Theft of Bitcoin or other digital assets;

- Unauthorized access to user data or transaction information;

- Disruption of marketplace operations;

- Loss of user trust and reputational damage;

- Legal liability and regulatory penalties.

A disruption, infiltration or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our platform and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our marketplace platform and technology infrastructure. The Nostr protocol and Bitcoin network are both evolving technologies, and we must adapt our platform to changes in these underlying systems. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and producers.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.***

We seek to maintain, extend, and expand our brand image through marketing investments and platform improvements. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our marketplace, the products sold through it, or the Nostr and Bitcoin technologies we utilize, whether or not valid, could seriously damage our brand and reputation. If we do not establish, maintain, extend and expand our brand image, then our marketplace adoption, financial condition and results of operations could be adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations, the Company's business activities, including producer onboarding, marketplace development, and customer acquisition, could be adversely affected. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or key personnel become ill or are quarantined and therefore unable to work, the Company's operations could be subject to disruption.

***The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.***

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

***When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.***

Due to the nature of the valuation cap structure of the SAFE, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. Different investors may receive different valuation caps based on their investment amount and timing (Early Bird vs. Regular Period), which will affect their ownership percentage upon conversion. Investors should carefully review the Investment Tier Schedule (Exhibit A) to understand their applicable valuation cap and its implications.

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the 2025 Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment.***

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Purchasers will not become equity holders until the Company decides to convert the Securities into equity or until an IPO, sale of the Company, or qualifying Equity Financing.***
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. The Securities only convert into equity upon specific triggering events: (a) an Equity Financing raising at least $630,000 in aggregate gross proceeds for the sale of Preferred Stock, (b) a Liquidity Event (Change of Control or IPO), or (c) a Dissolution Event. If none of these events occur, the Securities may never convert into equity. In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Purchasers will not have voting rights, even upon conversion of the Securities.***
Purchasers will not have the right to vote upon matters of the Company. The SAFE represents a contractual right to receive equity in the future and does not confer any voting rights, board representation rights, or other governance rights. Even upon conversion into Capital Stock, SAFE holders may receive securities with limited or no voting rights. Thus, Purchasers will have limited ability to influence Company decisions.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated junior to creditors and on par with preferred stockholders.***
In a Dissolution Event, the Company will distribute all assets legally available for distribution with the following priority: (i) first, to satisfy outstanding indebtedness, creditor claims, and obligations under convertible promissory notes; (ii) second, on a pro-rata basis among Investors, other SAFE holders, and preferred stockholders; and (iii) finally, to common stockholders. Purchasers may receive nothing if the Company's assets are insufficient to satisfy obligations to creditors and senior security holders.

***The Securities do not have anti-dilution rights.***
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company. The Company may issue additional securities at valuations that are lower than or equal to the valuation caps applicable to the Securities, which would result in proportionally less ownership for SAFE holders upon conversion.

***Different Investors may receive different terms based on investment amount and timing.***
The SAFE includes a tiered valuation cap structure, with valuation caps ranging from $1,050,000 to $4,200,000 based on the investment amount and whether the investment is made during the Early Bird Period (first 4 weeks, ending January 31, 2026, at 11:59 PM PT) or the Regular Period. Lower valuation caps are more favorable to investors and result in greater equity ownership upon conversion. Investors should carefully review the Investment Tier Schedule to understand their applicable terms and how they compare to other investors in the Offering.

**Risks Related to the Securities**

***The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment.***

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company has the right to end the Offering early.***
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.***

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

***In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.***

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***The Securities do not have a discount rate.***

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

***The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.***

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

We provide marketplaces to facilitate the sale of goods and services for local producers and artisans to sell directly to their communities. We charge a voluntary take rate and delivery fee for our services which our clients and/or their customers pay upon each sale of their products.

### Business Plan

The Company is committed to supporting and facilitating the growth of community-driven market economies where buyers and sellers can conduct commerce in a peer-to-peer manner. Through its online marketplace solutions, consumer education strategies, and community development, the Company plans to expand its service areas and product selections across a wide range of categories. The Company's business strategy leverages its unique ability to design and produce its own source code and content to distribute and provide its customers solutions with ease-of-use and innovative infrastructure. The initial focus is to drive increasing gross merchandise volume that will then allow us to drive revenue growth through fees and premium tooling for our community merchants as we scale. We allow customers to source and sell goods directly to and from their communities with complete sovereignty.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Milk Market | Milk Market is a decentralized marketplace to facilitate the direct sale of raw milk and dairy products between local producers and their communities. | The current market Milk Market serve includes end consumers looking for local dairy products as well as local dairies and farms that provide those products for sale. |
| Shopstr | Shopstr is a decentralized Bitcoin marketplace to facilitate peer-to-peer commerce. | The current market that Shopstr serves includes producers of all kinds looking to sell their products directly for Bitcoin and end consumers looking to purchase products directly for Bitcoin. |

We are constantly iterating on new variations of our products, which we think might appeal to our customers. We currently offer 2 marketplace products and are hoping to expand our offerings and services to 3 or 4 by next year, which will be able to be focused on and developed using the proceeds of the Offering.

We offer our online marketplace services for producers to sell their products directly to consumers, distributing our product via cold calls, emails, digital/physical marketing campaigns, and content across social media platforms.

**Competition**

The Company's primary competitors are Plebeian Market, Conduit Market, Barn2Door, getrawmilk.com, Smith Brothers Farms.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

**Supply Chain and Customer Base**

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. We also look to source our targeted products from trusted, local producers across the area we serve, allowing us to not be reliant on just one producer in order to succeed.

Our customers are individual consumers and local producers interested in tapping into their local markets and communities respectively, starting in the Pacific Northwest.

**Intellectual Property**

The Company is not currently dependent on any intellectual property.

**Governmental/Regulatory Approval and Compliance**

Our business is subject to extensive and evolving federal, state, and local regulation. Our Milk Market platform, which facilitates transactions involving raw milk and local foods, operates within a complex framework that includes an FDA ban on interstate sales of unpasteurized milk, state-by-state raw milk laws, and potential FDA Food Safety Modernization Act (FSMA) facility registration and state food establishment permitting. Our direct-to-consumer products using raw milk in soap and other cosmetics may be regulated either by the FDA under the Modernization of Cosmetics Regulation Act of 2022 (MoCRA) or by the Consumer Product Safety Commission, depending on how the products are formulated and marketed, and may require facility registration, product listing, safety substantiation, and adherence to evolving Good Manufacturing Practice and labeling standards.

In addition, both of our marketplace platforms are subject to online marketplace and consumer protection rules, including the federal Integrity, Notification, and Fairness in Online Retail Marketplaces for Consumers Act (INFORM) (which imposes seller verification, disclosure, and reporting obligations for high-volume third-party sellers) and various state consumer protection and data privacy laws. Our Bitcoin-only Shopstr Markets platform may also be treated as a money services business and a money transmitter under federal and state law if we are deemed to hold or transmit customer funds, which would trigger FinCEN registration, state-by-state money transmitter licensing, and comprehensive AML/KYC requirements. We must also obtain and maintain state and local business licenses and comply with differing licensing, food safety, and financial regulatory regimes in each jurisdiction in which we operate. Failure to obtain or maintain required registrations, licenses, and permits, or to comply with these and other applicable regulations, could result in significant civil or criminal penalties, product seizures or recalls, injunctions, loss of licenses, restrictions on our ability to operate in certain markets or offer certain products, and substantial harm to our business, financial condition, and reputation.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 715 2nd Ave N, Apt 107, Seattle, WA 98109.

The Company has the following subsidiaries:

| Name | Entity Type | Location of Formation | Date of Formation | % Owned by Company |
|---|---|---|---|---|
| Milk Market LLC | Limited Liability Company | Washington | September 24, 2025 | 100.0% |

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $3,150 | 5.00% | $6,200 |
| General Marketing | 47.50% | $29,925 | 47.50% | $58,900 |
| General Working Capital | 47.50% | $29,925 | 47.50% | $58,900 |
| **Total** | **100.00%** | **$63,000** | **100.00%** | **$124,000** |

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

- Product development for platform expansion

- Team growth to scale development, fulfillment, and brand awareness

The Company does have discretion to alter the Use of Proceeds as set forth above. The Company may alter the Use of Proceeds under the following circumstances:

If the Company subsequently amends this Offering to accept additional investments beyond the initial $124,000 Maximum Amount, additional proceeds will be allocated as is deemed to be in the best interest of the Company.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Cristian Alvarez-Hernandez

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director – July 2025 to Present
CEO - July 2025 to Present
President - July 2025 to Present
Treasurer - July 2025 to Present
Secretary - July 2025 to Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Shopstr LLC & Shopstr Markets Inc. - Founder & CEO - April 2024 to Present
- Responsible for overall strategic direction, product development, fundraising, and operations of a decentralized marketplace platform.

Salesforce - Software Engineer Associate Member of Technical Staff - August 2023 to April 2024
- Responsible for internal tool development and data analysis related to developer productivity and resource management.

Amazon - Software Development Engineer I - January 2024 to March 2024
- Responsible for same-day shipping and tracking function migrations.

Commenda - Software Development Engineer Intern - August 2022 to April 2023
- Responsible for cap table management software and experimental digital asset issuance.

*Education*

Computer Engineering, B.S. - The University of Texas at Dallas


*Name*

Sofia Zoe Marin Perez

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CMO - October 2025 to Present
Board Observer - October 2025 to Present
Creative Director - July 2025 to October 2025

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Shopstr Markets Inc. - Creative Director & CMO - June 2025 to Present

- Responsible for responsible for brand strategy, marketing operations, customer acquisition, and creative direction.

Tehauntin - Founder & Event Organizer - April 2024 to Present
- Responsible for educational content and events to spread awareness and knowledge on privacy-focused technologies.

Early World Montessori - Teaching Assistant - February 2024 to April 2024
- Responsible for classroom management and organization.

Teach for America, Miami - Physical and Environmental Science Teacher - May 2023 to December 2023
- Responsible for lesson planning and delivery, classroom management and organization, and grading and feedback.

The University of Texas at Dallas - Peer Advisor and Teaching Assistant - August 2022 to May 2023
- Responsible for community development, front desk operations, and classroom management.

Breakthrough Collaborative - Teaching Intern - May 2022 to July 2022
- Responsible for lesson planning and delivery, classroom management and organization, and grading and feedback.

### Education

Interdisciplinary Studies, B.A. - The University of Texas at Dallas Florida Teaching Certificate

### Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

### *Name*

Cristian Alvarez-Hernandez

### *All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Director – July 2025 to Present
CEO - July 2025 to Present
President - July 2025 to Present
Treasurer - July 2025 to Present
Secretary - July 2025 to Present

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Shopstr LLC & Shopstr Markets Inc. - Founder & CEO - April 2024 to Present
- Responsible for overall strategic direction, product development, fundraising, and operations of a decentralized marketplace platform.

Salesforce - Software Engineer Associate Member of Technical Staff - August 2023 to April 2024
- Responsible for internal tool development and data analysis related to developer productivity and resource management.

Amazon - Software Development Engineer I - January 2024 to March 2024
- Responsible for same-day shipping and tracking function migrations.

Commenda - Software Development Engineer Intern - August 2022 to April 2023
- Responsible for cap table management software and experimental digital asset issuance.

### *Education*

Computer Engineering, B.S. - The University of Texas at Dallas


### *Name*

Sofia Zoe Marin Perez

### *All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CMO - October 2025 to Present
Board Observer - October 2025 to Present
Creative Director - July 2025 to October 2025

### *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Shopstr Markets Inc. - Creative Director & CMO - June 2025 to Present
- Responsible for brand strategy, marketing operations, customer acquisition, and creative direction.

Tehauntin - Founder & Event Organizer - April 2024 to Present
- Responsible for educational content and events to spread awareness and knowledge on privacy-focused technologies.

Early World Montessori - Teaching Assistant - February 2024 to April 2024
- Responsible for classroom management and organization.

Teach for America, Miami - Physical and Environmental Science Teacher - May 2023 to December 2023
- Responsible for lesson planning and delivery, classroom management and organization, and grading and feedback.

The University of Texas at Dallas - Peer Advisor and Teaching Assistant - August 2022 to May 2023

- Responsible for community development, front desk operations, and classroom management.

Breakthrough Collaborative - Teaching Intern - May 2022 to July 2022
- Responsible for lesson planning and delivery, classroom management and organization, and grading and feedback.

*Education*

Interdisciplinary Studies, B.A. - The University of Texas at Dallas Florida Teaching Certificate

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 2 employees in Washington.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Gautam Manchandani | Remote Contractor | September 9, 2025 | N/A |
| Claude Bernardini | Remote Contractor | November 18, 2025 | January 2, 2026 |

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Common Stock |
|---|---|
| **Amount authorized** | 10,000,000 |
| **Amount outstanding** | 9,000,000 |
| **Voting Rights** | Each share of Common Stock is entitled to one vote per share on all matters submitted to stockholders for a vote. Voting rights are governed by the Company's Bylaws as follows:<br>- Directors are elected by plurality vote at annual stockholder meetings.<br>- A quorum for stockholder meetings consists of holders of a majority of issued and outstanding stock entitled to vote, present in person or by proxy.<br>- When a quorum is present, decisions on most matters require the vote of holders of a majority of stock having voting power present in person or represented by proxy.<br>- Special meetings may be called by stockholders owning at least 50% of the capital stock issued and outstanding and entitled to vote.<br>- Stockholders may take action by written consent without a meeting, if consents are signed by holders with sufficient votes to authorize the action.<br>No limitations on voting rights exist for the Common Stock beyond those standard provisions in the Bylaws and Delaware General Corporation Law. |
| **Anti-Dilution Rights** | Anti-Dilution Rights: The cap table indicates that Common Stock has "Full ratchet protection for down rounds (standard for founder shares)". This means that if the Company issues shares at a price lower than the price paid by existing common stockholders in a down round financing, the existing common stockholders' conversion or purchase price would be adjusted downward to match the lower price, protecting them from dilution. |
| **How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF** | The securities into which the SAFEs convert will be diluted if/when the Company issues new shares of Common Stock. |

| | |
|---|---|
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).** | 90% |
| **Other Material Terms or information.** | Put Rights: The Common Stock does not have put rights. There are no provisions in the Certificate of Incorporation, Bylaws, or cap table granting stockholders the right to require the Company to repurchase their shares.<br><br>Call Rights: The Common Stock does not have call rights. There are no provisions granting the Company the right to repurchase shares at its discretion beyond the standard share transfer provisions that require Board approval for certain transfers. |

| | |
|---|---|
| **Type of security** | Stock Options |
| **Amount authorized** | 1,000,000 |
| **Amount outstanding** | 0 |
| **Voting Rights** | None until exercised. |
| **Anti-Dilution Rights** | None until exercised |
| **How this security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF** | The securities into which the SAFEs convert will be diluted if/when the Stock Options are exercised into shares of Common Stock. |
| **Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).** | 10% |
| **Other Material Terms or information.** | There are 1,000,000 shares authorized to be issued through an ESOP. |

Other than as described above, there are no differences between the SAFEs issued pursuant to Regulation CF and each other class of securities of the Company.

The Company does not currently have any outstanding debt.

The Company has not conducted any offerings, exempt or not, in the past 3 years.

*Valuation*

The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

## Ownership

A majority of the Company is owned by a few people. Those people are Cristian Alvarez-Hernandez and Sofia Marin Perez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Cristian Alvarez-Hernandez | 67.5% |
| Sofia Marin Perez | 22.5% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

We're a development stage company that has generated minimal product revenue of $32.00 during the period from inception (July 31st, 2025) through November 5th, 2025. The Company's primary expenses to date have consisted of:

- Legal and regulatory compliance services: $11,736.91
- Business development and founder travel: $12,707.01
- Equipment and infrastructure: $2,241.06
- Software engineering services: $708.61
- Software subscriptions and digital assets: $276.79
- Operational and transaction costs: $1,266.02

These expenses total $28,936.40, resulting in an operating loss of $28,904.40. Combined with $1,274.44 in cryptocurrency transaction losses, the Company reported a net loss of $30,178.84 for the period. The Company does not anticipate generating substantial revenue until its marketplace reaches critical mass with sufficient producer and seller onboarding, which is expected to commence in 2026. At that time, revenue generation is anticipated, though initially in modest amounts as the platform scales its user base and transaction volume. The current expense profile reflects the development stage focus on product development, legal/regulatory compliance, and team building rather than revenue generation.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: increasing gross merchandise volume, increasing product selection, and increasing brand awareness.

## Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $121,975.38 in liquid assets on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

None

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to 124,000 Units of SAFE (Simple Agreement for Future Equity) for up to $124,000.00. The Company is attempting to raise a minimum amount of $63,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 31, 2026 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $124,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with BitGo Trust Company, Inc. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $63,000.00 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, all investors receive notice at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily.

The minimum amount that a Purchaser may invest in the Offering is $210.00.

The Offering is being made through Timestamp Portal LLC, the Intermediary.  The following two fields below set forth the compensation being paid in connection with the Offering.

*Commission/Fees*
A cash success fee equal to 5% of the amount raised in the Offering.

*Stock, Warrants and Other Compensation*
Securities in an amount fee equal to 2% of the total Securities sold in the Offering.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

**The Securities**
We request that you please review our organizational documents and the SAFE instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.00001 per share, of which 9,063,000 common shares will be issued and outstanding and 1,000,000 common shares authorized as stock options under the ESOP.

**Not Currently Equity Interests**

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**

The Securities do not entitle the Investors to any dividends.

*Conversion Terms Upon Equity Financing*

If an Equity Financing occurs before the SAFE terminates, the SAFE will automatically convert into the number of shares of the same class and Series of Capital Stock issued to the investor in the Equity Financing equal to the Purchase Amount divided by the Safe Price.

"Equity Financing" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $3,000,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

The Valuation Cap will be determined in accordance with the "Other Material Terms and Investment Perks" section of this Form C.

*Conversion Terms Upon a Liquidity Event*

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

"Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Direct Listing" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

**Dissolution**

If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

A "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Liquidation Priority" means the Investor's right to receive its Conversion Amount is on par with the Company's other SAFEs and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

**Termination**

This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under Equity Financing or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to a Liquidity Event or Dissolution Event.

**Voting and Control**

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place but the Company's Bylaws govern voting rights of shareholders.

The Company does not have any shareholder/equity holder agreements in place.

**Anti-Dilution Rights**

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Other Material Terms and Investment Perks**

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**Early Bird Terms (for investments made within the first four weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| Under $2,100 | $2,100,000 |
| $2,100 – $4,199.99 | $1,890,000 |
| $4,200 – $9,999.99 | $1,680,000 |
| $10,000 – $20,999.99 | $1,470,000 |
| $21,000 - $41,999.99 | $1,260,000 |
| Over $42,000 | $1,050,000 |

**Standard Terms (for investments made after the first four weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| Under $2,100 | $4,200,000 |
| $2,100 – $4,199.99 | $3,780,000 |
| $4,200 – $9,999.99 | $3,360,000 |
| $10,000 – $20,999.99 | $2,940,000 |
| $21,000 - $41,999.99 | $2,520,000 |
| Over $42,000 | $2,100,000 |

All other material terms of the SAFE remain the same regardless of investment size or timing.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

*Distributions or Payments*

| Related Person/Entity | Cristian Manuel Alvarez-Hernandez |
|---|---|
| **Relationship to the Company** | President/CEO, Director, Majority Shareholder |
| **Total amount of money involved** | $23,724.76 |
| **Benefits or compensation received by related person** | To reimburse the founder for legitimate business expenses incurred during company formation and operations, including incorporation costs, professional services, technology expenses, and operational expenditures. |
| **Benefits or compensation received by Company** | To reimburse the founder for legitimate business expenses incurred during company formation and operations, including incorporation costs, professional services, technology expenses, and operational expenditures. |
| **Description of the transaction** | Bitcoin Expense Reimbursement |

| | |
|---|---|
| **Related Person/Entity** | Cristian Manuel Alvarez-Hernandez |
| **Relationship to the Company** | President/CEO, Director, Majority Shareholder |
| **Total amount of money involved** | $4,738.19 |
| **Benefits or compensation received by related person** | To reimburse the founder for legitimate business expenses incurred during company formation and operations, including incorporation costs, professional services, technology expenses, and operational expenditures. |
| **Benefits or compensation received by Company** | To reimburse the founder for legitimate business expenses incurred during company formation and operations, including incorporation costs, professional services, technology expenses, and operational expenditures. |
| **Description of the transaction** | Bitcoin Expense Reimbursement |

*Other Transactions*

| | |
|---|---|
| **Related Person/Entity** | Cristian Manuel Alvarez-Hernandez |
| **Relationship to the Company** | President/CEO, Director, Majority Shareholder |
| **Total amount of money involved** | $85,789.26 |
| **Benefits or compensation received by related person** | To capitalize the Company with treasury Bitcoin holdings to support operations, demonstrate founder commitment, and establish corporate cryptocurrency assets. |
| **Benefits or compensation received by Company** | To capitalize the Company with treasury Bitcoin holdings to support operations, demonstrate founder commitment, and establish corporate cryptocurrency assets. |
| **Description of the transaction** | Bitcoin Capital Contribution |

| Related Person/Entity | Sofia Zoe Marin Perez |
|---|---|
| Relationship to the Company | Chief Marketing Officer, Board Observer |
| Total amount of money involved | $25.00 |
| Benefits or compensation received by related person | To compensate and retain a key co-founder who provided valuable creative direction, brand development, and marketing expertise essential to company formation and go-to-market strategy. |
| Benefits or compensation received by Company | To compensate and retain a key co-founder who provided valuable creative direction, brand development, and marketing expertise essential to company formation and go-to-market strategy. |
| Description of the transaction | Stock Transfer / Grant |

| Related Person/Entity | Cristian Manuel Alvarez-Hernandez |
|---|---|
| Relationship to the Company | President/CEO, Director, Majority Shareholder |
| Total amount of money involved | $66,875.64 |
| Benefits or compensation received by related person | To capitalize the Company with treasury Bitcoin holdings to support operations, demonstrate founder commitment, and establish corporate cryptocurrency assets. |
| Benefits or compensation received by Company | To capitalize the Company with treasury Bitcoin holdings to support operations, demonstrate founder commitment, and establish corporate cryptocurrency assets. |
| Description of the transaction | Bitcoin Capital Contribution |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Cristian Manuel Alvarez-Hernandez
(Signature)

Cristian Manuel Alvarez-Hernandez
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Cristian Manuel Alvarez-Hernandez
(Signature)

Cristian Manuel Alvarez-Hernandez
(Name)

CEO
(Title)

12/23/25
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Cristian Alvarez-Hernandez, being the founder of Shopstr Markets Inc., a corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of November 5, 2025 and the related statements of income (deficit), stockholder's equity and cash flows from inception through November 5, 2025, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Cristian Manuel Alvarez-Hernandez
(Signature)

Cristian Manuel Alvarez-Hernandez
(Name)

CEO
(Title)

12/23/25
(Date)

**EXHIBITS**

| | |
|---|---|
| Exhibit A | Financial Statements |
| Exhibit B | Form of SAFE |
| Exhibit C | Subscription Agreement |
| Exhibit D | Offering Page |

**EXHIBIT A**

*Financial Statements*

**EXHIBIT B**

*Form of SAFE*

**EXHIBIT C**

*Subscription Agreement*

**EXHIBIT D**

*Offering Page*

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

# SHOPSTR MARKETS INC.

## SIMPLE AGREEMENT FOR FUTURE EQUITY

This Simple Agreement for Future Equity (this "SAFE") has been granted by Shopstr Markets Inc., a Delaware corporation (the "Company") to _______________ (the "Investor") in exchange for payment by the Investor of $_______________ (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

The "**Valuation Cap**" is determined pursuant to Section 2.24.

See Section 2 for certain additional defined terms.

1. **Events**.

1.1. **Equity Financing**.

1.1.1. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the same class and series of Capital Stock issued to the investors in the Equity Financing equal to the Purchase Amount divided by the Safe Price. For clarity, the Safe Price equals the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

1.1.2. In connection with the automatic conversion of this SAFE into Safe Shares, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Shares, with appropriate variations for the Safe Shares if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

1.2. **Liquidity Event.**

1.2.1. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in section 1.4) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount"), or (ii) the amount payable on the number of shares of Common Stock equal to the

Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

1.2.2.    Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (i) does not reduce the total Proceeds payable to such Investor and (ii) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under section 1.4.

1.3.    **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in section 1.4 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

1.4.    **Liquidation Priority**. The Investor's right to receive its Conversion Amount is on par with the Company's other Safes and/or holders of Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis.

1.5.    **Termination**. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of Shares to the Investor pursuant to the automatic conversion of this SAFE under section 1.1; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to section 1.2 or section 1.3.

1.6.    **No Interest**; No Maturity Date. This SAFE does not accrue and has no maturity date. The Investor acknowledges and agrees that this instrument is not a debt obligation, and the Company is not required to repay the Purchase Amount except as expressly provided in this SAFE.

2. **Definitions**.

2.1.    "<u>Change of Control</u>" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

2.2.    "<u>Common Stock</u>" means the Company's common stock.

2.3.    "<u>Company Capitalization</u>" means the sum, as of immediately prior to the initial closing of the Equity Financing, of: (i) all shares of Capital Stock issued and outstanding; (ii) all (A) issued and outstanding Options and (B) Promised Options; and (iii) the Unissued Option Pool, as increased immediately prior to the initial closing of the Equity Financing. For the avoidance of doubt, Company Capitalization excludes all Safes and other convertible securities.

2.4.    "<u>Converting Securities</u>" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into Shares.

2.5.    "<u>Direct Listing</u>" means the Company's initial listing of its Common Stock (other than Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

2.6.    "<u>Dissolution Event</u>" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

2.7.    "<u>Dividend Amount</u>" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (i) the Purchase Amount divided by (i) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

2.8.    "<u>Equity Financing</u>" means a *bona fide* transaction or series of transactions pursuant to which the Company raises at least $3,000,000 through the sale of Shares at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

2.9. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

2.10. "Liquidity Capitalization" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis) (i) includes all Shares issued and outstanding; (ii) includes all (A) issued and outstanding Options, and (B) to the extent receiving Proceeds, Promised Options; (iii) includes all Converting Securities, other than any Safes and other convertible securities (including without limitation Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and (iv) excludes the Unissued Option Pool.

2.11. "Liquidity Event" means a Change of Control, a Direct Listing, or an Initial Public Offering.

2.12. "Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

2.13. "Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

2.14. "Preferred Stock" means any series of the Company's preferred stock.

2.15. "Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

2.16. "Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Shares' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

2.17. "Safe" means an instrument containing a future right to shares, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE" mean this specific instrument.

2.18. "Safe Price" means the price per share equal to the Valuation Cap divided by the Company Capitalization, calculated immediately prior to the initial closing of the Equity Financing.

2.19. "Safe Shares" means the shares of the same class and series of Capital Stock issued in the Equity Financing, issued to the Investor at a price per share equal to the Safe Price, and otherwise having the same rights, privileges, preferences, and restrictions as the Standard Shares.

2.20.  "Standard Shares" means the type and class of Shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

2.21.  "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

2.22.  "Shares" means the capital stock of the Company.

2.23.  "Unissued Option Pool" means all Units that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

2.24.  "Valuation Cap" means the valuation cap applicable to this SAFE as determined pursuant to the Investment Tier Schedule attached hereto as Exhibit A, based on (i) the Investor's Purchase Amount and (ii) the timing of the Investor's investment. This is a post-money SAFE. The Valuation Cap applies on a post-money basis. The conversion of this SAFE pursuant to Section 1.1 and the calculation of the Liquidity Price are based on the Company Capitalization calculated immediately prior to the initial closing of the Equity Financing.

3.  **No Rights as a Stockholder**. The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of shares for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in section 1. However, if the Company pays a dividend on outstanding Common Stock (that is not payable in Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

4.  **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, except as expressly permitted under Rule 501 of Regulation CF and applicable state securities laws. During the one-year period beginning from the date of issuance of this SAFE, transfers are permitted only in the following circumstances: (i) to the Company; (ii) to an accredited investor; (iii) as part of a registered offering; (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor; or (v) as otherwise permitted by Regulation CF. After the expiration of the one-year period, and subject to applicable securities laws, the Investor may not transfer this SAFE or any interest therein without the prior written consent of the Company, which

may be withheld in the Company's sole discretion, except for: (a) transfers to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability (if the Investor is an individual), or (b) transfers to any entity that directly or indirectly controls, is controlled by, or is under common control with the Investor, including any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

5.    **First Right of Refusal**.

    5.1.    **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

    5.2.    **Special Rules.** The following rules shall apply for purposes of this section:

        5.2.1.   If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 4.

        5.2.2.   If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

        5.2.3.   If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

        5.2.4.   If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

6.    **Application to Entities.** If the Investor is a Special Purpose Entity, the restrictions set forth in section 4 and section 5 shall apply to indirect transfers of shares of the Company's capital stock by transfers of equity interests in such entity (whether by transfer of an existing equity interest or

the issuance of new equity interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding shares of the Company's capital stock, and (ii) any entity if the purchase price of its shares of the Company's capital stock represents at least seventy percent (70%) of its capital.

7.    **Miscellaneous**

7.1.    **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Valuation Cap" as this SAFE (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-Interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than fifty percent (50%) of the total Purchase Amount of all of such applicable group of Safes.

7.2.    **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity, and not as debt, for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

7.3.    **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

7.4.    **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

7.5.    **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SAFE.

7.6.    **Severability**. In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

7.7.    **Signatures**. This SAFE may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this SAFE.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

DATED: _____

**Shopstr Markets Inc.**

_____
Signature

_____
Print Name

_____
Title

**INVESTOR**

_____
Signature

_____
Second Signature (for Joint Investments)

_____
Print Name(s)

_____
Title (for Entity Investor)

EXHIBIT A
INVESTMENT TIER SCHEDULE

The applicable Valuation Cap for this SAFE shall be determined based on the Investor's Purchase Amount and the timing of the investment, as set forth below:

**Early Bird Terms (for investments made within the first four weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| Under $2,100 | $2,100,000 |
| $2,100 – $4,199.99 | $1,890,000 |
| $4,200 – $9,999.99 | $1,680,000 |
| $10,000 – $20,999.99 | $1,470,000 |
| $21,000 - $41,999.99 | $1,260,000 |
| Over $42,000 | $1,050,000 |

**Standard Terms (for investments made after the first four weeks of the Offering):**

| Investment Amount | Valuation Cap |
|---|---|
| Under $2,100 | $4,200,000 |
| $2,100 – $4,199.99 | $3,780,000 |
| $4,200 – $9,999.99 | $3,360,000 |
| $10,000 – $20,999.99 | $2,940,000 |
| $21,000 - $41,999.99 | $2,520,000 |
| Over $42,000 | $2,100,000 |

All other material terms of the SAFE remain the same regardless of investment size or timing.